7/18/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14041203

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31,2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARTINEZ-AYME FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9495 SUNSET DRIVE, SUITE B-275
(No. and Street)

MIAMI (City) FLORIDA (State) 33173 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRED AYME (305) 271-3232
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.
(Name – *if individual, state last, first, middle name*)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI FLORIDS 33144
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL - 7 2014
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/21/14

OATH OR AFFIRMATION

I, FRED AYME, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARTINEZ-AYME FINANCIAL GROUP, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jehan Nicole Dowe
COMMISSION # FF031904
EXPIRES: AUG. 18, 2017
WWW.AARONNOTARY.com

Notary Public

Signature

S.V.P.

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

INDEPENDENT AUDITORS REPORT

To the Board of Directors and Stockholders
of Martinez-Ayme Financial Group, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Martinez-Ayme Financial Group, Inc. (a Florida Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

INDEPENDENT AUDITORS REPORT (Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martinez-Ayme Financial Group, Inc. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3 and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, 3 and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses and has a net capital deficiency under the guidelines of the Securities and Exchange Commission. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in these matters are also described in Note 10. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern. Our opinion is not modified with respect to this matter.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2014

EXHIBIT "A"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

ASSETS		
Deposit With Clearing Broker	$ 186,212	
Trading and Investment Securities Owned, All Marketable at Quoted Market, Original Cost - $ 344,156	86,537	
Notes Receivable From Officers	74,885	
Prepaid Expenses and Other Assets	5,420	
Lease Security Deposit	4,612	
Property and Equipment, net of Accumulated Depreciation of $ 21,253	-	
Total Assets		$ 357,666

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES		
Bank Overdraft	$ 232	
Accounts Payable -		
Due to Correspondent Broker	188,877	
Others	129,687	
Liabilities Subordinated to Claims of General Creditors, Including Accrued Interest of $ 15,000	265,000	
Total Liabilities		$ 583,796
STOCKHOLDERS' EQUITY (DEFICIT)		
Common Stock - $1 Par Value; Authorized - 1,000 Shares; Issued - 963 Shares	$ 963	
Additional Paid-In Capital	776,397	
Retained Earnings (Deficit)	(1,003,490)	
Total Stockholders' Equity (Deficit)		(226,130)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		$ 357,666

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUES		
Commissions	$ 45,730	
Consulting and Placement Fees	69,803	
Realized and Unrealized (Loss) From Investment and Trading Securities	(121,880)	
Interest	15	
Total Revenues		$ (6,332)
OPERATING EXPENSES		
Employee Compensation, Commissions and Benefits	$ 79,112	
Clearance Fees and Brokerage Costs	49,716	
Communication and Quotation Costs	129,542	
Occupancy Expense	27,671	
Registrations and Fines	40,603	
Professional Fees	22,040	
Taxes, Other than Income Taxes	850	
Other Operating Expenses	32,928	
Total Operating Expenses		382,462
(LOSS) FROM OPERATIONS		$ (382,462)
INTEREST EXPENSE		15,000
NET (LOSS)		$ (397,462)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance - January 1, 2013	963	$ 963	$ 776,397	$ (606,028)	$ 171,332
Net (Loss) for the Period	-	-	-	(397,462)	(397,462)
Balance - December 31, 2013	963	$ 963	$ 776,397	$ (1,003,490)	$ (226,130)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

OPERATING ACTIVITIES		
Net (Loss)	$ (397,462)	
Adjustments to Reconcile Net Income to Net		
Cash Used in Operating Activities:		
Increase in Unrealized Loss on Trading		
and Investment Securities	102,787	
Changes in Operating Assets and Liabilities:		
Decrease in Deposit With Clearing Broker	30,952	
(Increase) in Trading and Investment Securities Owned at Cost	(70,679)	
Decrease in Prepaid Expenses and Other Current Assets	5,905	
Increase in Bank Overdraft	232	
Increase in Due to Correspondent Broker	42,080	
(Decrease) in Accounts Payable and Accrued Expenses	(784)	
NET CASH (USED IN) BY OPERATING ACTIVITIES		$ (286,969)
FINANCING ACTIVITIES		
Subordinated Loan Payable to Stockholder, Including		
Accrued Interest of $15,000	$ 265,000	
(Increase) in Notes Receivable From Officers	(2,014)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		262,986
(DECREASE) IN CASH		$ (23,983)
CASH AT BEGINNING OF YEAR		23,983
CASH AT END OF YEAR		$ -
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

The accompanying notes are an integral part of these financial statements.

MARTINEZ-AYME FINANCIAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Business - The Company was incorporated under the laws of the State of Florida on December 14, 1999, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services. The Company's customer base is primarily located in Florida.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2013.

Government and Other Regulation - The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization are as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash balance consists of cash held at one commercial bank. This account was in an overdraft position at December 31, 2013.

Subsequent Events - The Company has evaluated subsequent events through the date the financial statements are issued.

Income Taxes - For income tax purposes, the Company maintains its accounts using the accrual method of accounting. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Loss Contingencies - Loss contingencies, including claims and legal actions arising in the ordinary course of business are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

Financial Instruments with Off-Balance-Sheet Risk - The Company, under its correspondent agreement with its clearing broker has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements.

NOTE 3 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2013, the Company's "Net Capital" was less than its minimum requirement, and less then one hundred twenty percent (120%) of its minimum requirement. As a result of the Company not being in compliance with its minimum net capital requirements, the Company can only trade unsolicitated sales for customers and are prohibited from doing any trading in their proprietary market making account.

NOTE 4 - COMMITMENTS

On June 23, 2011, the Company signed a three year extension to its existing lease for its office space. This extension will expire on March 31, 2104. Monthly payments under this lease extension are $2,306, including applicable sales tax, and is subject to annual adjustments based on the consumer price index.

Minimum rentals under this lease are as follows:

Year Ended December 31	
2014	$ 6,918

Total rental expense for the year 2013 under this lease was $ 27,671.

Certain quotation equipment is being provided by agreements that can be terminated by either party with 60 days notice.

NOTE 5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

On April 12, 2013, the Company borrowed $250,000 from one of its stockholders under a FINRA approved subordinated loan agreement. This loan bears interest at 8% per annum and is payable in full on April 12, 2016.

NOTE 6 - INCOME TAXES

The Company files Federal and Florida corporate income tax returns. The Company's effective rate differs from the statutory Federal rate primarily as a result of the valuation allowance described below and State income taxes.

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and for financial reporting purposes and for net operating losses available to offset future taxable income.

Temporary differences primarily related to the Company's net operating loss carry forwards of approximately $787,000 give rise to a net deferred tax asset of $0, net of a valuation allowance of approximately $ 267,000. For the year ended December 31, 2013, the valuation allowance increased by approximately $118,000.

The Company's operating loss carry forwards of approximately $ 787,000 will expire through the year 2029.

The Federal and State income tax returns of the Company for 2010 through 2012 are subject to examination by the Internal Revenue Service, generally for three years after the returns are filed.

NOTE 7 - 2% NOTES RECEIVABLE FROM OFFICERS

In December 2010, two officers of the Company borrowed a total of $99,000 from the Company. These notes were originally repayable commencing in February 2011 at a fixed monthly payment of $2,000 including interest from each officer. On December 31, 2011, the interest rates on the notes were reduced to 2% per annum. The principal portion of the notes ($ 74,885) are repayable to the company during the year ended December 31, 2014. These notes receivable are unsecured.

NOTE 8 - FULLY DISCLOSED CLEARING AGREEMENTS

In March 2011, the Company began using the services of Legent Clearing LLC, which was subsequently acquired by COR Clearing LLC, under a fully disclosed clearing agreement. This agreement required the Company to maintain a deposit balance of $250,000 in an account maintained at COR Clearing LLC. As of December 31, 2013, the deposit balance was reduced to $186,212.

NOTE 9 - FAIR VALUE

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset either directly or indirectly.

Level 3 - Unobservable inputs for the asset.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Trading and investment securities owned at December 31, 2013, as shown in the accompanying financial statements have been valued using the valuation techniques as described in level 2 above.

NOTE 10 - EMPHASIS OF MATTER REGARDING GOING CONCERN

As discussed in Note 3 to the financial statements, the Company is not in compliance with its minimum net capital requirements and at December 31, 2013 was prohibited from doing any trading in their proprietary market making account. Management has been able to obtain $250,000 of additional capital through the sale of $200,000 in convertible preferred shares and a capital contribution to the Company of $50,000. This $250,000 will allow the Company to meet its mimimum net capital requirement to operate at the present time, but there is no assurance that additional capital can be raised in the future in order for the Company to continue to operate.

NOTE 11 - DATE OF MANAGEMENT'S REVIEW

As of the date of this report (February 23, 2014) there has been one subsequent event requiring disclosure in the accompanying financial statements (See Note 10)

<u>SUPPLEMENTARY INFORMATION</u>

SCHEDULE 1

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Stockholders' Equity (Deficit)		$ (226,130)
Add: Liabilities Subordinated to Claims of General Creditors, Including Accrued Interest		265,000
Total Capital and Allowable Subordinated Loans		$ 38,870
Less (Add): Non-Allowable Assets and Other Deductions (Credits):		
1. Net Property and Equipment	$ -	
2. Prepaid Expenses and Other Current Assets	5,420	
3. Blockage of Securities	25,328	
4. Notes Receivable From Officers	74,885	
5. Lease Security Deposit	4,612	110,245
Net Capital Before Haircuts on Security Positions		$ (71,375)
Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
1. Trading and Investment Securities:		
a. Exempted Securities	$ -	
b. Debt Securities	-	
c. Other Securities	9,181	
d. Undue Concentration	5,310	14,491
Net Capital (Deficit)		$ (85,866)

NOTE - See page three (3) of this schedule for the differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

SCHEDULE 1
(Continued)

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Condition		
Bank Overdraft	$ 232	
Accounts Payable	318,564	
Total Aggregate Indebtedness		$ 318,796
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)		$ 21,253
Minimum Net Capital Requirement		$ 100,000
(Deficit) in Net Capital (Net Capital Less Net Capital Required)		$ (185,866)
(Deficit) in Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital Required		$ (217,745)
Percentage of Aggregate Indebtedness to Net Capital		(371.30)

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net Capital ,as reported in Company's Part II (Unaudited) FOCUS Report	$	(92,508)
Non-allowable assets erroneously reported on Company report		11,682
Audit adjustment to record additional accounts payable		(5,040)
NET CAPITAL PER PAGE 1 OF THIS SCHEDULE	$	(85,866)

SCHEDULE OF NON-ALLOWABLE ASSETS

Notes Receivable From Officers	$	74,885
Prepaid Expenses and Other Assets		5,420
Lease Security Deposit		4,612
Total Non-Allowable Assets Per Audited Report	$	84,917
Total Non-Allowable Assets Per Company Un-audited Report		96,599
Net difference	$	11,682

SCHEDULE 2

MARTINEZ-AYME FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2013

Balance, Beginning of Year	$ -
Additions, Including Accrued Interest of $ 15,000	265,000
Balance, End of Year	$ 265,000

MARTINEZ-AYME FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (i) of the Rule.

The Company was in compliance with the conditions of the exemption for the year ended December 31, 2013.

SCHEDULE 4

MARTINEZ-AYME FINANCIAL GROUP, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is COR Clearing, LLC.

SUPPLEMENTARY REPORT ON INTERNAL CONTROL

ROTH, JONAS, MITTELBERG
& HARTNEY, CPA's, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT ROTH, CPA
PETER F. JONAS, CPA
RICKEY I. MITTELBERG, CPA
JOHN C. HARTNEY, CPA

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

Board of Directors
Martinez-Ayme Financial Group, Inc.

In planning and performing our audit of the financial statements of Martinez-Ayme Financial Group, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

8370 W. Flagler Street, Suite 125 • Miami, Florida 33144-2078 • PH. 305 554 1560 • 305 553 0115 Fax

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG & HARTNEY, CPA's, P.A.

Miami, Florida

February 23, 2014